SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER

THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

☑	Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2)

U.S. BANK NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

31-0841368

I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

George Hogan

U.S. Bank National Association

1349 W. Peachtree Street – Suite 1050

Atlanta, Georgia 30309

(404) 898-8832

(Name, address and telephone number of agent for service)

Magellan Midstream Partners, L.P.

(Issuer with respect to the Securities)

Delaware	73-1599053
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Williams Center Tulsa, Oklahoma	74172
(Address of Principal Executive Offices)	(Zip Code)

Debt Securities

(Title of the Indenture Securities)

FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers.

Yes

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Items 3-15	Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business.*

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.	A copy of the existing bylaws of the Trustee.**

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of March 31, 2010 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

*	Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.
**	Incorporated by reference to Exhibit 25.1 to registration statement on S-4, Registration Number 333-159463 filed on August 21, 2009.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Atlanta, State of Georgia, on the 23rd day of July, 2010.

By:	/s/ George Hogan
George Hogan Vice President

Exhibit 6

CONSENT

In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated: July 23, 2010

By:	/s/ George Hogan
George Hogan Vice President

EXHIBIT 7

U.S. Bank National Association

Statement of Financial Condition

as of 3/31/2010

(000’s)

3/31/2010
ASSETS
Cash and balances due from depository institutions	8,396,049
Securities	45,269,095
Federal funds sold and securities purchased under agreements to resell	3,774,651
Loans and lease financing receivables	180,918,939
Trading assets	1,093,896
Premises and fixed assets (including capitalized leases)	2,220,060
Other real estate owned	1,726,653
Investments in unconsolidated subsidiaries and associated companies	67,633
Intangible assets	13,355,160
Other assets	20,687,148

Total assets	277,509,284

LIABILITIES
Deposits	194,167,405
Federal funds purchased and securities sold under agreements to repurchase	9,849,249
Trading liabilities	362,519
Other borrowed money	31,906,386
Subordinated notes and debentures	7,629,967
Other liabilities	6,648,045

Total liabilities	250,563,571

EQUITY CAPITAL
Common stock	18,200
Surplus	12,642,020
Retained earnings	12,673,897
Noncontrolling (minority) interests in consolidated subsidiaries	1,611,596

Total equity capital	26,945,713

Total liabilities and equity capital	277,509,284

To the best of the undersigned’s determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association

Date: July 23, 2010	By:	/s/ George Hogan

George Hogan
Vice President

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